September 30, 2024

VIA EDGAR

U.S. Securities & Exchange Commission
Office of Life Sciences
Division of Corporation Finance
100 F Street, NE
Attn: Eric Atallah, Lynn Dicker, Daniel Crawford, and Alan Campbell

Re:	APRINOIA Therapeutics Inc. Registration Statement on Form F-1, as amended File No. 333-276696 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of APRINOIA Therapeutics Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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[Signature Page Follows]

Very truly yours,
Kingswood Capital Partners, LLC

By:	/s/ Tony Tian
Name:	Tony Tian
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]